MUTUAL OF AMERICA LIFE INSURANCE COMPANY

320 PARK AVENUE NEW YORK NY 10022-6839 212 224 1840 212 224 2518 FAX AMY LATKIN VICE PRESIDENT AND ASSOCIATE GENERAL COUNSEL CORPORATE LAW

Via Edgar Correspondence

April 3, 2018

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention: Mr. Keith A. Gregory

Re:	Post-Effective Amendment No. 52 under the Securities Act of 1933 and No. 53 under the Investment Company Act of 1940 to the Registration Statement on Form N-1A of Mutual of America Investment Corporation (SEC File Nos. 033-06486 and 811-05084)

Dear Mr. Gregory:

On behalf of the above-referenced registrant, set forth below are responses to comments relating to the Registration Statement that you provided by telephone to me and Scott Rothstein on March 26, 2018, concerning Post-Effective Amendment No. 52 under the Securities Act of 1933, as amended, and Amendment No. 53 under the Investment Company Act of 1940, as amended, to the Registration Statement on Form N-1A filed with the Securities and Exchange Commission by Mutual of America Investment Corporation on February 9, 2018.

Set forth below are your comments with Mutual of America’s response immediately following each comment. Per our telephone conversation, all changes mentioned herein will appear in the post-effective amendment to the registration statement that will be filed under paragraph (b) of Rule 485 of the Securities Act of 1933 (the “Securities Act”) in April 2018.

General Comments

Comment:	We remind you that the funds and its management are responsible for the adequacy of disclosure. In the 485(b) filing, please update any information that is missing or in brackets. Please note comments made in one part of the prospectus apply to other parts of the registration statement.

Response:	The information will be updated in the Registrant’s Amended Registration Statement to be filed pursuant to Rule 485(b).

April 3, 2018

Summary Prospectus

Comment 1:	Please provide completed fee tables for the funds via Edgar Correspondence for our review in advance of the filing of the 485(b) registration statement.

Response:	The completed fee tables are attached to this letter via Edgar Correspondence.

Comment 2:

Acquired Fund Fees and Expenses

Please confirm that for any fund that invests in underlying funds and has Acquired Fund Fees and Expenses that will exceed 1 basis point of the average net assets of such fund or funds, will include a line item in the fee table for Acquired Fund Fees and Expenses, or if less than 1 basis point, will include those fees and expenses within the sub caption “Other Expenses” in the fee table.

For example, the Small Cap Equity Index fund discloses that it will invest in ETFs as underlying funds, but there is no line item for Acquired Fund Fees and Expenses in the fee table.

Response:

All funds that have Acquired Fund Fees and Expenses that will exceed 1 basis point of the average net assets of such fund include a line item in the fee table for Acquired Fund Fees and Expenses. For any fund that invests in underlying funds that will have Acquired Fund Fees and Expenses of less than 1 basis point, such fees and expenses are included within the sub caption “Other Expenses” in the fee table.

For the staff’s information, the fees and expenses for the ETFs that will be owned by the Small Cap Equity Fund will be less than 1 basis point and will be included within Other Expenses.

Comment 3:

Industry and Sector Risk

For those funds with this risk, we reiterate our prior comment that any principal sectors or industries in which such funds invest should be disclosed as a principal strategy or principal risk.

For example, the Small Cap Value Fund.

Response:	The Registrant has added Concentration Risk disclosure to the Principal Investment Risks section of the prospectus for the three equity index funds (Equity Index, Mid-Cap Equity Index and Small Cap Equity Index) and the managed equity funds (Small Cap Value, Small Cap Growth, and Mid Cap Value funds), describing concentration risk and explaining that because the fund concentrates its assets in certain industries to approximately the same extent that its benchmark index does, the fund bears concentration risk.

April 3, 2018

Comment 4:

Duration

In Item 9, where appropriate, please include brief disclosure indicating that duration relates to sensitivity to changes in interest rates and typically corresponds to higher volatility and higher risk.

Further, please provide a simple example of how duration works. For example, if a fund has a duration of 3 years, and interest rates increase by 1%, then the fund would decline in value by approximately 3%.

Response:

The following disclosure has been added to the Statutory Prospectus sections on investment risk for the Composite, Bond, and Mid Term Bond funds:

“Duration is a measure used to determine the sensitivity of a security’s price to changes in interest rates. Fixed income securities with longer durations tend to be more sensitive to changes in interest rates, usually making them more volatile than securities with shorter durations. For example, if a fund has a duration of 3 years, and interest rates increase by 1%, then the fund would decline in value by approximately 3%.”

Comment 5:

Asset Backed and Mortgage Backed Securities

Relating to the Composite Fund, Mid Term Bond Fund, and Bond Fund

Mortgage Risk

The principal investment risk for Mortgage risk states: “Mortgage risk: The duration of mortgage-related securities and interest rates tend to move together. As interest rates rise, the duration of mortgage-related securities extends (referred to as “extension risk”) and as interest rates fall, mortgage-related securities are often prepaid at a faster rate (referred to as “pre-payment risk”). Because of interest rate changes, it is not possible to predict the realized yield or average life of a mortgage-backed security. Mortgage-backed securities issued by private corporations generally have more credit risk than securities issued by U.S. Government agencies.”

Your principal mortgage risk references mortgage backed securities issued by private corporations and indicates that such securities have more credit risk than those issued by US government agencies. If these are a principal fund investment, then please identify the specific types and risks of these securities in Item 4 and item 9. Otherwise, please consider revising the risk factor.

For example, specifically disclose in Items 4 and 9 the types of general amounts of such mortgage backed securities that are CMBSs, CMOs, CLOs, CDOs, and RMBs in which the funds may invest.

Disclose whether any of such securities are below investment grade.

Response:	Because mortgage-backed securities issued by private corporations are not a principal investment, the last sentence from the mortgage risk disclosure has been deleted.

April 3, 2018

Comment 6:

Fixed Income Risks

Junk Bonds

The Fixed Income risk states: “Fixed Income risk: The value of your investment will go up or down depending on movements in the bond markets.”

One of the sub-risks states: “Non-investment grade debt risk: Non-investment grade debt obligations, known as “junk bonds,” have a higher risk of default and tend to be less liquid than higher-rated securities.”

The fixed income risk for all bond funds includes a reference to junk bonds. Accordingly, for the Composite fund, consider adding disclosure included in the fixed income risk for the Midterm Bond Fund and the Bond Fund stating: “Although the fund only purchases investment grade bonds, the fund may continue to hold certain bonds in the portfolio that are downgraded to below investment grade, commonly referred to as junk bonds,” if accurate.

Response:

The following disclosure which is included in the Principal Investment Strategies for the Bond Fund has been added to the Principal Investment Strategies for the Composite Fund: “Although the Fund only purchases investment-grade bonds, the Fund may continue to hold certain corporate bonds in the Fund’s portfolio that are downgraded to below investment grade, commonly referred to as “junk bonds”.”

Also the following disclosure which is included in the Statutory Prospectus as a Principal Investment Strategy for the Bond Fund and the Mid Term Bond Fund has been added to the Principal Investment Strategy for the Composite Fund: “Although the Fund only purchases investment-grade bonds, the Fund may continue to hold certain corporate bonds in the Fund’s portfolio that are downgraded to below investment grade, commonly referred to as “junk bonds”.”

Comment 7:	Extension Risk As interest rates are rising, please consider including extension risk in the sub-risks captioned below the Fixed Income risk.

Response:	The following Extension Risk was added as a sub-risk to the Fixed Income risk for the Composite, Bond and Mid Term Bond Funds, Retirement Funds and Allocation Funds: “Extension Risk: Mortgage-related and other asset-backed securities are subject to the risk that the issuer of such a security pays back the principal of such an obligation later than expected. This may occur when interest rates rise, and may negatively affect fund returns.”

Comment 8:	Index funds For your index funds, please disclose and explain how frequently the index is rebalanced and reconstituted. For example, explain how and when the index changes.

April 3, 2018

Response:	For the Equity Index, All America, Small Cap Equity Index, and Mid Cap Equity Index funds, disclosure was added to the principal investment strategies section stating that the Fund is rebalanced at the same time that the index to which the Fund is benchmarked is rebalanced.

Comment 9:	Please explain how components of the index are weighted by each index fund. For example, free float adjusted, capitalization weighted, price weighted, equal weighted, or fundamentally weighted.

Response:	Disclosure has been added for each index fund, indicating that the components of the index fund are market capitalization weighted, adjusted for free float.

Comment 10:

Concentration risk

Please include disclosure stating that the index funds will concentrate in the securities of a particular industry or group of industries to the same approximate extent as its index.

Please include a narrative disclosure to this effect in the SAI.

Response:	As noted in our response to Comment 3, principal risk disclosure to this effect has been added to the prospectus.

Comment 11:	Capitalization Equity Index fund Please include a range of capitalization for the fund and/or the most current range for the S&P 500 Index.

Response:	The following disclosure was added to the Principal Investment Strategies for the Equity Index fund: “Under normal circumstances, at least 80% of the Fund’s total assets are invested in securities included in the S&P 500® Index, which are typically companies with market capitalizations of $6.1 billion or greater.”

Comment 12:

Mid Cap Equity Index fund

The fund considers a company to be a mid-capitalization company within the range of the S&P Mid Cap 400 Index. However, your disclosure indicates that this range is $4 billion - $25 billion. As of 2/28/18, the market capitalization of eligible companies in that index ranged from $1.6 billion - $6.8 billion.

Please explain supplementally why the Registrant considers a company with a market capitalization within the disclosed range to be a mid cap company. Is this consistent with other industry indices, classifications used by rating organizations, or definitions used by financial publications?

April 3, 2018

See Rule 35d-1, FAQs, Question 6, December 4, 2001.

Response:	The disclosure for the Principal Investment Strategies for the Mid Cap Equity Index fund was revised as follows: “Under normal circumstances, at least 80% of the Fund’s total assets are invested in securities included in the S&P 400® Index, which are typically companies with market capitalizations in the range of $1.6 billion to $6.8 billion.”

Comment 13:

Small Cap Equity Index fund

The fund considers a company to be a small capitalization company within the range of the S&P Small Cap 600 Index. However, your disclosure indicates that this range is $4 billion - $25 billion. As of 2/28/18, the market capitalization of eligible companies in that index ranged from $450 million - $2.1 billion.

Please explain supplementally why the Registrant considers a company with a market capitalization within the disclosed range to be a small cap company. Is this consistent with other industry indices, classifications used by rating organizations, or definitions used by financial publications?

Response:	The disclosure for the Principal Investment Strategies for the Small Cap Equity Index fund was revised as follows: “Under normal circumstances, at least 80% of the Fund’s total assets are invested in securities included in the S&P 400® Index, which are typically companies with market capitalizations in the range of $450 million to $2.1 billion.”

Comment 14:

Small Cap Equity Index fund

Other Expenses

Please state that “Other Expenses” are estimated for the current fiscal year as this fund is a new series.

Please use only 1-year and 3-year periods in the Example table.

Response:

The following disclosure has been added beneath “Other Expenses” in the fee table: “Other Expenses are estimated for the current fiscal year as the Small Cap Equity Index fund will commence operations on or after July 1, 2018.”

The Example table only includes information for the 1-year and 3-year periods.

Comment 15:

2060 Retirement fund

Other Expenses

Please state that “Other Expenses” are estimated for the current fiscal year as this fund is a new series.

Please use only 1-year and 3-year periods in the Example table.

April 3, 2018

Response:

The following disclosure has been added beneath “Other Expenses” in the fee table: “Other Expenses and Underlying Fund Fees and Expenses are estimated for the current fiscal year as the 2060 Retirement fund will commence operations on or after July 1, 2018.”

The Example table only includes information for the 1-year and 3-year periods.

Comment 16:

International fund

ETF Risk

The third sentence of the sub-risk, Trading Risk, states: “The market price of an ETF may differ from its net asset value.”

Pursuant to our prior comment on this issue, please clarify the disclosure to indicate that ETFs may trade at a premium or discount to their net asset value.

Response:	The third sentence of the sub-risk, Trading Risk, was revised to state: “The market price of an ETF may trade at a premium or discount to its net asset value.”

Comment 17:	Money Market fund Please include disclosure indicating that the Board may impose fees and gates. Disclose whether the fund is currently imposing fees and gates.

Response:

The principal risk disclosure for the Money Market Fund was revised as follows:

“You could lose money by investing in the Fund. Because the share price of the Fund will fluctuate, when you sell your shares they may be worth more or less than what you originally paid for them. The Board of Directors of the Fund may impose a fee upon sale of your shares or may temporarily suspend your ability to sell shares if the Fund’s liquidity falls below required minimums because of market conditions or other factors, and a fee may automatically be imposed based on the Fund’s liquidity level. An investment in the Fund is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. The Fund’s sponsor has no legal obligation to provide financial support to the Fund, and you should not expect that the sponsor will provide financial support to the Fund at any time. In addition, the Fund’s returns can be adversely affected when yields on eligible investments are low.”

More detailed disclosure regarding fees and gates is included in the statutory prospectus.

April 3, 2018

Comment 18:

Money Market fund

Risk factors

Please include other principal money market related risks including: U.S. government securities risk, interest rate risk, prepayment and extension risk, and management risk.

Response:

The Registrant has reviewed the principal money market risks and added the suggested risks, with the exception of prepayment risk and extension risk. The risk of prepayment on the short term instruments in which the Money Market Fund invests is not a principal risk. Additionally, the Money Market fund does not invest in mortgage backed or asset backed securities, or any other security that bears any extension risk. Accordingly, the following disclosure has been added to the Principal Investment Risks section for the Money Market fund:

U.S. Government Securities risk: The Fund invests in securities issued or guaranteed by the U.S. government or its agencies. U.S. government securities are subject to market risk, interest rate risk and credit risk. U.S. government securities include zero coupon securities, which tend to be subject to greater market risk than interest-paying securities of similar maturities.

Interest Rate risk: Fixed income securities have an inverse relationship to interest rates, such that as interest rates rise, bond values decrease, and the Fund faces a heightened level of interest rate risk under current conditions because interest rates are at near historically low levels.

Management risk: The investment techniques and risk analyses applied by the Fund may not produce the desired results, and that legislative, regulatory, or tax restrictions, policies or developments may affect the investment techniques available to the Fund. There is no guarantee that the investment objective of the Fund will be achieved.

Statutory Prospectus:

Comment 19:	Additional Information Market Capitalization For these funds, per our prior comments, please review the S&P website for capitalization ranges updated as of 2/28/18.

Response:	The Market Capitalization section of the statutory prospectus was updated to conform to the ranges on the S&P website.

Comment 20:

Money Market Fund:

The last paragraph in the Principal Investment Strategies section states: “An investment in the Fund has little market or financial risk...”

Consider the appropriateness of this statement given the fact that interest rates are rising and expected to continue to rise.

Also consider whether financial risk may affect some types of issuers of commercial paper in which the fund may invest. Please advise or revise.

April 3, 2018

Response:	The last paragraph of the Principal Investment Strategies section was revised to delete the referenced sentence.

SAI

Comment 21:	Please update disclosure responsive to Items 17-20 to reflect those dates specified by Form N-1A instructions relating to calendar or fiscal year.

Response:	The Funds’ calendar year and fiscal year are the same. We will update the disclosure responsive to Items 17-20 per the Form N-1A instructions.

Comment 22:	Please provide disclosure responsive to Items 16(g)(1) and 16(g)(2) regarding historical disclosure of fees and gates imposed and financial support received by the Money Market fund, if appropriate.

Response:	The Money Market Fund’s Board has not imposed a liquidity fee or temporarily suspended redemptions in accordance with Rule 2a-7, and no financial support has been provided to the Fund. Accordingly, no disclosure is required.

Comment 23:

Additional Investment Strategies

Lending of Securities

The second paragraph states: “Upon lending securities, a Fund must receive as collateral cash, securities issued or guaranteed by the United States Government or its agencies or instrumentalities, or letters of credit of certain banks selected by the Adviser.”

Your disclosure indicates that loaned securities must be secured by collateral that is securities issued or guaranteed by the US government or its agencies or instrumentalities or letters of credit selected by the adviser.

It is our understanding that currently, loans of portfolio securities must be collateralized by only cash, securities issued, or guaranteed by the US government or its agencies, and standby letters of credit, not issued by the funds bank lending agent.

Please supplementally inform the Staff as to why you believe your disclosure is accurate or revise the disclosure.

See No Action Letters: SIFE Trust Fund, February 17, 1982; Adams Express Company, October 20, 1979; The Adams Express Company, October 8, 1984.

Response:	The disclosure has been revised to read as follows: “Upon lending securities, a Fund must receive as collateral cash, securities issued or guaranteed by the United States Government or its agencies, or standby letters of credit, not issued by the fund’s bank lending agent.”

April 3, 2018

Comment 24:

Fundamental Investment Restrictions section, paragraph 6 states: “No Fund will invest more than 25% of its assets in the securities of issuers in one industry, other than U.S. Government Securities, except that the Money Market Fund may invest more than 25% of its total assets in the financial services industry.”

In the last annual update, with respect to the money market fund, we provided you with a comment indicating that fundamental investment restriction 6 should be revised to eliminate the impermissible discretion to invest more than 25% of its assets in the financial services industry, by revising or changing the word “may” to “will”.

We reiterate this comment that investment restrictions should not reserve discretion as to whether the fund would concentrate in the financial services industry. Note that a fund may not change its policies with respect to concentration without a shareholder vote, whether or not the fund previously disclosed that it may do so, unless the statement of investment policy clearly indicates when, and under what conditions, any changes between concentration and non-concentration would be made.

Accordingly, please revise the disclosure to eliminate the impermissible discretion.

See Release: Statements of Investment Policies of Money Market Funds relating to industry concentration. Investment Company Act release No. 9011, October 20, 1975.

Please include narrative disclosure in the Non Fundamental Policies indicating that the Money Market fund will be concentrated in the financial services industry, if true, or revise the disclosure to clearly describe when the fund would make changes between concentration and non-concentration.

Please also revise the Money Market fund’s principal strategy and principal risk disclosures to reflect, if true, that the fund will concentrate in the financial services industry.

Response:	The Money Market fund does not and will not invest more than 25% of its total assets in the financial services industry. Without a shareholder vote, we cannot revise the Fundamental Investment Restrictions section, paragraph 6 which states “the Money Market Fund may invest more than 25% of its total assets in the financial services industry.” We will add disclosure beneath the Fundamental Investment Restrictions stating that the Money Market fund does not invest more than 25% of its total assets in the financial services industry and that, at the time of the next shareholder vote, the fund will seek approval of the shareholders to remove the language stating “except that the Money Market Fund may invest more than 25% of its total assets in the financial services industry.”

April 3, 2018

Comment 25:

Non Fundamental Investment Policies, paragraph 10

We reiterate our prior comment given with respect to the last annual update to revise the language in this Item 10 to reflect restrictions on investments in illiquid investments imposed on the Money Market fund which is 5% of its total assets pursuant to Rule 2a-7. In your response to our prior comment, you stated that this is a maximum relating to all funds that can only be changed by the Board.

Please consider including language elsewhere in the SAI or the prospectus that clarifies that the limit for the Money Market fund is 5%, or inform us that you will revise the language at the next meeting of the Board.

Response:	The Board of Directors has approved the Money Market Fund’s Rule 2a-7 Guidelines, which limit illiquid investments for the Money Market fund to 5%. Accordingly, the disclosure for paragraph 10 of the Non Fundamental Investment Policies has been revised to state that any fund will not: “invest more than 10% of its total assets (5%, in the case of the Money Market Fund) in securities that are considered to be illiquid because they are subject to legal or contractual restrictions on resale or are otherwise not readily marketable, including repurchase agreements and time deposits that do not mature within seven days but excluding Rule 144A securities and other restricted securities that are determined to be liquid pursuant to procedures adopted by the Board of Directors. ”

Mutual of America believes that it has responded fully to each of the aforementioned comments received from the Commission staff. If you have any questions regarding Mutual of America’s responses, please do not hesitate to contact the undersigned at the above telephone number at your earliest convenience. We greatly appreciate your attention to this matter.

Very truly yours,

/s/ Amy Latkin

cc: Scott H. Rothstein, Esq.

Equity Index Fund	May 1, 2018

Fees and Expenses of the Fund. The table below describes the fees and expenses you may pay if you buy and hold Fund shares. The expenses shown do not include Separate Account expenses which would increase costs if included.

Shareholder Fees (fees paid directly from your investment)	N/A
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.08%
Other Expenses	0.06%

Total Annual Fund Operating Expenses	0.14%

All America Fund	May 1, 2018

Fees and Expenses of the Fund. The table below describes the fees and expenses you may pay if you buy and hold Fund shares. The expenses shown do not include Separate Account expenses which would increase costs if included.

Shareholder Fees (fees paid directly from your investment)	N/A
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.40%
Other Expenses	0.11%

Total Annual Fund Operating Expenses	0.51%

Small Cap Value Fund	May 1, 2018

Fees and Expenses of the Fund. The table below describes the fees and expenses you may pay if you buy and hold Fund shares. The expenses shown do not include Separate Account expenses which would increase costs if included.

Shareholder Fees (fees paid directly from your investment)	N/A
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.75%
Other Expenses	0.07%

Total Annual Fund Operating Expenses	0.82%

Small Cap Growth Fund	May 1, 2018

Fees and Expenses of the Fund. The table below describes the fees and expenses you may pay if you buy and hold Fund shares. The expenses shown do not include Separate Account expenses which would increase costs if included.

Shareholder Fees (fees paid directly from your investment)	N/A
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.75%
Other Expenses	0.07%

Total Annual Fund Operating Expenses	0.82%

Small Cap Equity Index Fund	May 1, 2018

Fees and Expenses of the Fund. The table below describes the fees and expenses you may pay if you buy and hold Fund shares. The expenses shown do not include Separate Account expenses which would increase costs if included.

Shareholder Fees (fees paid directly from your investment)	N/A
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.08%
Other Expenses	1.42%

Total Annual Fund Operating Expenses	1.50%
Expense Reimbursement*	(1.35)%
Total Annual Fund Operating Expenses After Expense Reimbursement	0.15%

*	The Adviser has contractually agreed beginning as of the inception of the Fund to reimburse the Fund’s direct operating expenses to the extent such operating expenses exceed 0.07% (excluding any extraordinary expenses that may arise and charges incurred in trading portfolio securities). This contractual obligation continues in effect until April 30, 2019, and will continue for each succeeding 12 month period thereafter, unless either the Investment Company (at the direction of its Board of Directors) gives not less than 30 days’ notice of termination to the Adviser or the Adviser gives written notice of termination to the Investment Company within a 45 calendar day period prior to the next May 1.

Mid Cap Value Fund	May 1, 2018

Fees and Expenses of the Fund. The table below describes the fees and expenses you may pay if you buy and hold Fund shares. The expenses shown do not include Separate Account expenses which would increase costs if included.

Shareholder Fees (fees paid directly from your investment)	N/A
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.55%
Other Expenses	0.10%

Total Annual Fund Operating Expenses	0.65%

Mid-Cap Equity Index Fund	May 1, 2018

Fees and Expenses of the Fund. The table below describes the fees and expenses you may pay if you buy and hold Fund shares. The expenses shown do not include Separate Account expenses which would increase costs if included.

Shareholder Fees (fees paid directly from your investment)	N/A
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.08%
Other Expenses	0.07%

Total Annual Fund Operating Expenses	0.15%

Composite Fund	May 1, 2018

Fees and Expenses of the Fund. The table below describes the fees and expenses you may pay if you buy and hold Fund shares. The expenses shown do not include Separate Account expenses which would increase costs if included.

Shareholder Fees (fees paid directly from your investment)	N/A
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.40%
Other Expenses	0.11%

Total Annual Fund Operating Expenses	0.51%

International Fund	May 1, 2018

Fees and Expenses of the Fund. The table below describes the fees and expenses you may pay if you buy and hold Fund shares. The expenses shown do not include Separate Account expenses which would increase costs if included.

Shareholder Fees (fees paid directly from your investment)	N/A
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.08%
Other Expenses	0.05%
Acquired Fund Fees & Expenses	0.23%

Total Annual Fund Operating Expenses	0.36%

Money Market Fund	May 1, 2018

Fees and Expenses of the Fund. The table below describes the fees and expenses you may pay if you buy and hold Fund shares. The expenses shown do not include Separate Account expenses which would increase costs if included.

Shareholder Fees (fees paid directly from your investment)	N/A
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.15%
Other Expenses	0.10%

Total Annual Fund Operating Expenses	0.25%

Mid-Term Bond Fund	May 1, 2018

Fees and Expenses of the Fund. The table below describes the fees and expenses you may pay if you buy and hold Fund shares. The expenses shown do not include Separate Account expenses which would increase costs if included.

Shareholder Fees (fees paid directly from your investment)	N/A
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.40%
Other Expenses	0.07%

Total Annual Fund Operating Expenses	0.47%

Bond Fund	May 1, 2018

Fees and Expenses of the Fund. The table below describes the fees and expenses you may pay if you buy and hold Fund shares. The expenses shown do not include Separate Account expenses which would increase costs if included.

Shareholder Fees (fees paid directly from your investment)	N/A
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.39%
Other Expenses	0.06%

Total Annual Fund Operating Expenses	0.45%

Retirement Income Fund	May 1, 2018

Fees and Expenses of the Fund. The table below describes the fees and expenses you may pay if you buy and hold Fund shares. The expenses shown do not include Separate Account expenses which would increase costs if included.

Shareholder Fees (fees paid directly from your investment)	N/A
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.05%
Other Expenses	0.03%
Acquired Fund Fees & Expenses	0.36%

Total Annual Fund Operating Expenses	0.44%

2010 Retirement Fund	May 1, 2018

Fees and Expenses of the Fund. The table below describes the fees and expenses you may pay if you buy and hold Fund shares. The expenses shown do not include Separate Account expenses which would increase costs if included.

Shareholder Fees (fees paid directly from your investment)	N/A
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.05%
Other Expenses	0.07%
Acquired Fund Fees & Expenses	0.33%

Total Annual Fund Operating Expenses	0.45%
Expense Reimbursement*	(0.07)%

Total Annual Fund Operating Expenses After Expense Reimbursement	0.38%

*	The Adviser has contractually agreed beginning as of November 12, 2015 to reimburse the Fund’s direct operating expenses (excluding any extraordinary expenses that may arise and charges incurred in trading portfolio securities). This contractual obligation continues in effect until April 30, 2019, and will continue for each succeeding 12 month period thereafter, unless the Fund has at least $50 million in average net assets for the prior calendar year, or either the Investment Company (at the direction of its Board of Directors) gives not less than 30 days’ notice of termination to the Adviser or the Adviser gives written notice of termination to the Investment Company within a 45 calendar day period prior to the next May 1.

2015 Retirement Fund	May 1, 2018

Fees and Expenses of the Fund. The table below describes the fees and expenses you may pay if you buy and hold Fund shares. The expenses shown do not include Separate Account expenses which would increase costs if included.

Shareholder Fees (fees paid directly from your investment)	N/A
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.05%
Other Expenses	0.02%
Acquired Fund Fees & Expenses	0.32%

Total Annual Fund Operating Expenses	0.39%

2020 Retirement Fund	May 1, 2018

Fees and Expenses of the Fund. The table below describes the fees and expenses you may pay if you buy and hold Fund shares. The expenses shown do not include Separate Account expenses which would increase costs if included.

Shareholder Fees (fees paid directly from your investment)	N/A
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.05%
Other Expenses	0.02%
Acquired Fund Fees & Expenses	0.30%

Total Annual Fund Operating Expenses	0.37%

2025 Retirement Fund	May 1, 2018

Fees and Expenses of the Fund. The table below describes the fees and expenses you may pay if you buy and hold Fund shares. The expenses shown do not include Separate Account expenses which would increase costs if included.

Shareholder Fees (fees paid directly from your investment)	N/A
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.05%
Other Expenses	0.02%
Acquired Fund Fees & Expenses	0.29%

Total Annual Fund Operating Expenses	0.36%

2030 Retirement Fund	May 1, 2018

Fees and Expenses of the Fund. The table below describes the fees and expenses you may pay if you buy and hold Fund shares. The expenses shown do not include Separate Account expenses which would increase costs if included.

Shareholder Fees (fees paid directly from your investment)	N/A
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.05%
Other Expenses	0.02%
Acquired Fund Fees & Expenses	0.27%

Total Annual Fund Operating Expenses	0.34%

2035 Retirement Fund	May 1, 2018

Fees and Expenses of the Fund. The table below describes the fees and expenses you may pay if you buy and hold Fund shares. The expenses shown do not include Separate Account expenses which would increase costs if included.

Shareholder Fees (fees paid directly from your investment)	N/A
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.05%
Other Expenses	0.02%
Acquired Fund Fees & Expenses	0.26%

Total Annual Fund Operating Expenses	0.33%

2040 Retirement Fund	May 1, 2018

Fees and Expenses of the Fund. The table below describes the fees and expenses you may pay if you buy and hold Fund shares. The expenses shown do not include Separate Account expenses which would increase costs if included.

Shareholder Fees (fees paid directly from your investment)	N/A
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.05%
Other Expenses	0.02%
Acquired Fund Fees & Expenses	0.28%

Total Annual Fund Operating Expenses	0.35%

2045 Retirement Fund	May 1, 2018

Fees and Expenses of the Fund. The table below describes the fees and expenses you may pay if you buy and hold Fund shares. The expenses shown do not include Separate Account expenses which would increase costs if included.

Shareholder Fees (fees paid directly from your investment)	N/A
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.05%
Other Expenses	0.02%
Acquired Fund Fees & Expenses	0.28%

Total Annual Fund Operating Expenses	0.35%

2050 Retirement Fund	May 1, 2018

Fees and Expenses of the Fund. The table below describes the fees and expenses you may pay if you buy and hold Fund shares. The expenses shown do not include Separate Account expenses which would increase costs if included.

Shareholder Fees (fees paid directly from your investment)	N/A
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.05%
Other Expenses	0.02%
Acquired Fund Fees & Expenses	0.29%

Total Annual Fund Operating Expenses	0.36%

2055 Retirement Fund	May 1, 2018

Fees and Expenses of the Fund. The table below describes the fees and expenses you may pay if you buy and hold Fund shares. The expenses shown do not include Separate Account expenses which would increase costs if included.

Shareholder Fees (fees paid directly from your investment)	N/A
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.05%
Other Expenses	0.09%
Acquired Fund Fees & Expenses	0.30%

Total Annual Fund Operating Expenses	0.44%
Expense Reimbursement*	(0.09)%

Total Annual Fund Operating Expenses After Expense Reimbursement	0.35%

*	The Adviser has contractually agreed beginning as of the inception of the Fund to reimburse the Fund’s direct operating expenses (excluding any extraordinary expenses that may arise and charges incurred in trading portfolio securities). This contractual obligation continues in effect until April 30, 2019, and will continue for each succeeding 12 month period thereafter, unless the Fund has at least $50 million in average net assets for the prior calendar year, or either the Investment Company (at the direction of its Board of Directors) gives not less than 30 days’ notice of termination to the Adviser or the Adviser gives written notice of termination to the Investment Company within a 45 calendar day period prior to the next May 1.

2060 Retirement Fund	May 1, 2018

Fees and Expenses of the Fund. The table below describes the fees and expenses you may pay if you buy and hold Fund shares. The expenses shown do not include Separate Account expenses which would increase costs if included.

Shareholder Fees (fees paid directly from your investment)	N/A
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.05%
Other Expenses	0.13%
Acquired Fund Fees & Expenses	0.30%

Total Annual Fund Operating Expenses	0.48%
Expense Reimbursement*	(0.13)%

Total Annual Fund Operating Expenses After Expense Reimbursement	0.35%

*	The Adviser has contractually agreed beginning as of the inception of the Fund to reimburse the Fund’s direct operating expenses (excluding any extraordinary expenses that may arise and charges incurred in trading portfolio securities). This contractual obligation continues in effect until April 30, 2019, and will continue for each succeeding 12 month period thereafter, unless the Fund has at least $50 million in average net assets for the prior calendar year, or either the Investment Company (at the direction of its Board of Directors) gives not less than 30 days’ notice of termination to the Adviser or the Adviser gives written notice of termination to the Investment Company within a 45 calendar day period prior to the next May 1.

Conservative Allocation Fund	May 1, 2018

Fees and Expenses of the Fund. The table below describes the fees and expenses you may pay if you buy and hold Fund shares. The expenses shown do not include Separate Account expenses which would increase costs if included.

Shareholder Fees (fees paid directly from your investment)	N/A
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.00%
Other Expenses	0.02%
Acquired Fund Fees & Expenses	0.35%

Total Annual Fund Operating Expenses	0.37%

Moderate Allocation Fund	May 1, 2018

Fees and Expenses of the Fund. The table below describes the fees and expenses you may pay if you buy and hold Fund shares. The expenses shown do not include Separate Account expenses which would increase costs if included.

Shareholder Fees (fees paid directly from your investment)	N/A
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.00%
Other Expenses	0.02%
Acquired Fund Fees & Expenses	0.26%

Total Annual Fund Operating Expenses	0.28%

Aggressive Allocation Fund	May 1, 2018

Fees and Expenses of the Fund. The table below describes the fees and expenses you may pay if you buy and hold Fund shares. The expenses shown do not include Separate Account expenses which would increase costs if included.

Shareholder Fees (fees paid directly from your investment)	N/A
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.00%
Other Expenses	0.02%
Acquired Fund Fees & Expenses	0.27%

Total Annual Fund Operating Expenses	0.29%